NHCOHEN CAPITAL LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2015 AND 2014

ASSETS

	2015	2014
Cash and cash equivalents	$ 108,534	$ 57,722
Prepaid Expenses	22,500	10,127
TOTAL ASSETS	$ 131,034	$ 67,849

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable	$ 6,000	$ -
TOTAL LIABILITIES	6,000	-
Partners' capital	125,034	67,849
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 131,034	$ 67,849

The accompanying notes are an integral part of the financial statements.